Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF

HOLDERS OF STAPLED UNITS

(CONSISTING OF TRUST UNITS OF GRANITE REAL ESTATE INVESTMENT TRUST

AND COMMON SHARES OF GRANITE REIT INC.)

To be held on Thursday, June 16, 2016

and

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

May 12, 2016

May 12, 2016

To our Holders of Stapled Units:

On behalf of our Trustees, Directors and management, I am pleased to invite you to the joint annual general meetings of holders of Stapled Units. The joint annual general meetings will consist of the annual general meeting of unitholders of Granite Real Estate Investment Trust and the annual general meeting of shareholders of Granite REIT Inc. (collectively, the “Meetings”), to be held concurrently at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Meeting Room 501A, Toronto, Ontario, Canada, at 10:00 a.m. (Toronto time) on Thursday, June 16, 2016. The Meetings have been called to provide unitholders and shareholders with the opportunity to vote on those matters described in the accompanying joint notice of annual general meetings and management information circular / proxy statement.

I hope you can attend the Meetings, but in any case, your vote is important, and your units and shares should be represented at the Meetings. If you are unable to attend, please complete, date and sign the enclosed proxy form, and return it in accordance with the instructions set out in the proxy form. Even if you plan to attend the Meetings, you may find it convenient to express your views in advance by completing and returning the proxy form.

I look forward to seeing you at the Meetings on June 16, 2016.

Yours truly,

Michael Forsayeth

Chief Executive Officer / Chief Financial Officer

Granite Real Estate Investment Trust and

Granite REIT Inc.

JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF HOLDERS OF STAPLED UNITS

JOINT NOTICE is hereby given that the Annual General Meetings of holders of stapled units (collectively, the “Meetings”), being the annual general meeting of unitholders of Granite Real Estate Investment Trust (“Granite REIT”) and the annual general meeting of shareholders of Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), will be held concurrently at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Meeting Room 501A, Toronto, Ontario, Canada, on Thursday, June 16, 2016, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a)

to receive and consider the annual report of Granite, including the combined financial statements of Granite for the financial year ended December 31, 2015 and the auditor’s report on those statements;

(b)	to elect the trustees of Granite REIT for the ensuing year;

(c)	to elect the directors of Granite GP for the ensuing year;

(d)	to re-appoint Deloitte LLP the auditor of Granite REIT for the ensuing year, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(e)

to re-appoint Deloitte LLP the auditor of Granite GP for the ensuing year, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorize the directors to fix the auditor’s remuneration; and

(f)	to transact such further or other business or matters as may properly come before the Meetings or any adjournment(s) or postponement(s) thereof.

Only shareholders and unitholders of record at the close of business on May 4, 2016 will be entitled to notice of, to attend and to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

A Management Information Circular / Proxy Statement and a form of proxy are enclosed with this Joint Notice of Annual General Meetings of Holders of Stapled Units. The Management Information Circular / Proxy Statement provides additional information concerning the matters to be dealt with at the Meetings. If you are unable to be present at the Meetings in person, please complete, date and sign the enclosed proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions set out in the section entitled “Appointment and Revocation of Proxies” of the enclosed Management Information Circular / Proxy Statement. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on June 14, 2016, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the Meetings, if adjourned, are reconvened, or, if the Meetings are postponed, are convened, at one of the following locations: (a) Computershare Investor Services Inc., Granite’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or (b) the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel and Secretary of Granite REIT and Granite GP. Shareholders and unitholders may elect to vote by use of the telephone or via the Internet in accordance with the instructions on the applicable form of proxy.

BY ORDER OF THE BOARD OF TRUSTEES OF GRANITE REAL ESTATE INVESTMENT TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF GRANITE REIT INC.

JENNIFER TINDALE Executive Vice-President, General Counsel and Secretary Granite Real Estate Investment Trust	JENNIFER TINDALE Executive Vice-President, General Counsel and Secretary Granite REIT Inc.

May 12, 2016

Toronto, Ontario

-i-

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

The Meeting Materials

This joint Management Information Circular / Proxy Statement dated May 12, 2016 (the “Circular”), accompanying joint Notice of Annual General Meetings (the “Notice”), accompanying form(s) of proxy and all attachments thereto (collectively “Meeting Materials”) are furnished to owners (“Unitholders”) of stapled units (“Stapled Units”) (each consisting of one trust unit (a “REIT Unit”) of Granite Real Estate Investment Trust (“Granite REIT”) and one common share (a “GP Share”) of Granite REIT Inc. (“Granite GP”)) in connection with the solicitation by and on behalf of the management of Granite REIT and Granite GP (“Management”) of proxies to be used at the Annual General Meetings of the Unitholders (the “Meetings”) to be held at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Meeting Room 501A, Toronto, Ontario, Canada, on Thursday, June 16, 2016, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

This Circular contains information about both Granite REIT and Granite GP in accordance with exemptions granted by Canadian securities regulatory authorities dated December 21, 2012. For periods prior to January 3, 2013, the date upon which Granite Real Estate Inc. (“Granite Co.”) converted from a corporate structure to a stapled unit real estate investment trust structure pursuant to the Business Corporations Act (Quebec) (the “2013 Arrangement”), this Circular also contains information about Granite Co. Throughout this Circular, unless otherwise specified or the context otherwise indicates, “we”, “us”, “our” and “Granite” refer to the combined Granite REIT and Granite GP and their subsidiaries and investees and, for periods prior to implementation of the 2013 Arrangement, their predecessor Granite Co. and its predecessors and subsidiaries.

As provided in the Amended and Restated Declaration of Trust of Granite REIT dated January 3, 2013 (the “Granite REIT Declaration of Trust”) and the articles of Granite GP, each REIT Unit is “stapled” to a GP Share (and each GP Share is “stapled” to a REIT Unit) such that they trade together as Stapled Units (unless and until an “Event of Uncoupling”, as defined, occurs). References in this Circular to “Unitholders” refer to holders of Stapled Units including, as applicable and as the context may require, to such persons as holders of REIT Units and/or holders of GP Shares comprising Stapled Units.

The Meeting Materials are being mailed to Unitholders of record as of the close of business on May 4, 2016. Granite will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of Granite may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form(s) of proxy are Management nominees and are officers of Granite. A Unitholder has the right to appoint a person (who need not be a Unitholder) as nominee to attend and act for and on such Unitholder’s behalf at the Meetings other than the Management nominees named in the accompanying form(s) of proxy. This right may be exercised by inserting in the blank space the name of the person the Unitholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Unitholders desiring to be represented at the Meetings by proxy must deposit their forms of proxy at one of the following locations:

(a)

the offices of Computershare Investor Services Inc., the registrar and transfer agent of Granite, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(b)

the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel and Secretary of Granite, by 10:00 a.m. (Toronto time) on June 14, 2016 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chairman of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has completed a proxy attends the Meetings in person, any votes cast by such Unitholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Unitholders may also elect to vote by telephone or via the Internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Unitholders electing to vote by telephone or via the Internet must follow the instructions included in the form(s) of proxy received from Granite.

Non-Registered Holders

Only registered Unitholders and persons appointed as proxyholders are permitted to attend and vote at the Meetings. However, in many cases, Stapled Units beneficially owned by a Unitholder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Stapled Units, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and, in the United States, The Depository Trust Company) of which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Stapled Units. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Granite is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Stapled Units are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or Internet); or

(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Stapled Units beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Stapled Units they beneficially own. Non-Registered Holders that wish to vote in person at the Meetings must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. If you are a Non-Registered Holder, you should follow the instructions on the document you receive and contact your intermediary promptly if you need assistance.

Revocation

A registered Unitholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare Investor Services Inc. as described under “Registered Holders” above;

(b)

depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing at Granite’s registered office at any time up to and including the last business day preceding the day of the Meetings, or any adjournment(s) or postponement(s) of the Meetings, at which the proxy is to be used, or with the Chairman of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Stapled Units are held.

Signature of Proxy

A form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Stapled Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. Where a choice for a matter is not specified, Stapled Units will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Stapled Units represented by proxies received by Management will be voted as follows:

(a)	FOR the election of trustees of Granite REIT as set out in this Circular;

(b)	FOR the election of directors of Granite GP as set out in this Circular;

(c)	FOR the re-appointment of Deloitte LLP as the auditor of Granite REIT, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT; and

(d)

FOR the re-appointment of Deloitte LLP as the auditor of Granite GP, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and the authorization of the directors to fix the auditor’s remuneration.

Exercise of Discretion of Proxy

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the joint Notice of Meetings and with respect to such other business or matters which may properly come before the Meetings or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Granite is not aware of any such amendments or variations or any other matters to be addressed at the Meetings.

Record Date

The board of trustees of Granite REIT and the board of directors of Granite GP have each fixed the close of business on May 4, 2016 as the record date (the “Record Date”) for the Meetings. Only holders of record of REIT Units and GP Shares (forming Stapled Units) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meetings.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETINGS

Except as otherwise disclosed in this Circular, Management is not aware of any trustee, director or executive officer of Granite or any nominee for election as a trustee or director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings other than the election of trustees and directors.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at April 30, 2016, there were issued and outstanding 47,073,026 Stapled Units. Holders of REIT Units are entitled to cast one vote per REIT Unit held by them on each matter to be acted on by holders of REIT Units at the Meetings, and holders of GP Shares are entitled to cast one vote per GP Share held by them on each matter to be acted on by holders of GP Shares at the Meetings.

The following table sets forth information with respect to the only Unitholders known to the trustees, directors or officers of Granite as at April 30, 2016 to own beneficially, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Stapled Units:

	Number of Stapled Units		Percentage of Class
Mackenzie Financial Corporation	5,419,859	(1)	11.5%
CIBC Global Asset Management Inc.	5,131,344	(2)	10.9%

Notes:

(1)	Based on documents filed with the United States Securities and Exchange Commission on February 11, 2016

(2)	Based on documents filed with the United States Securities and Exchange Commission on February 5, 2016.

MATTERS TO BE ACTED UPON AT THE MEETINGS

Election of Trustees of Granite REIT

The Granite REIT Declaration of Trust provides for a number of trustees to be fixed by the trustees from time to time, subject to a minimum of three and a maximum of 15 trustees. The number of trustees is currently set at eight. The term of office of each currently-serving trustee expires at the time of the Meetings unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust. Scott Oran, a current trustee, is not standing for re-election as a trustee. Accordingly, seven persons are being nominated for election as trustees of Granite REIT at this time and, effective following the Meetings, the number of trustees will be set at seven.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as trustees of the seven persons whose names are set forth below (the “Proposed Trustees”).

Management does not contemplate that any of the Proposed Trustees will be unable to serve as a trustee. If, as a result of circumstances not now contemplated, any Proposed Trustee is unavailable to serve as a trustee, the proxy will be voted for the election of such other person or persons as Management may select. Each trustee elected will hold office until the conclusion of the next annual general meeting of unitholders of Granite REIT, or until his/her respective successor is elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for election as a trustee of Granite REIT or a director of Granite GP shall immediately tender his or her resignation to the Boards if, in an uncontested election, such nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election. The Majority Voting Policy provides that the Boards will consider a recommendation of the Corporate Governance and Nominating Committee with respect to such resignation and determine whether to accept or reject such resignation within 90 days following the applicable election. The Corporate Governance and Nominating Committee shall recommend acceptance of the resignation, and the Board shall accept the resignation, except in situations where exceptional circumstances would warrant the trustee or director continuing to serve on the Board. Following the applicable Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer, and if the Board decides to reject the resignation, the press release will fully state the reasons for that decision.

The following table sets forth information with respect to each of the Proposed Trustees, including the number and value of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Trustee as at April 30, 2016.

Michael Brody, 54 New Jersey, USA

Mr. Brody has over 30 years of experience in commercial real estate, evenly divided between the capital markets and property sectors. Mr. Brody is a senior advisor providing non-executive consulting services to The Blackstone Group L.P., a NYSE-listed entity. From May 2008 to August 2011, Mr. Brody was the President and Chief Operating Officer of Loeb Partners Realty, LLC, a privately-held real estate company headquartered in New York. From July 2009 to December 2010, Mr. Brody served on the Board of Rock US Joint Ventures, a Lloyds Banking Group/HBOS-controlled entity. From 2002 to 2008, Mr. Brody served as a Managing Director and Head of CMBS Origination for Merrill Lynch & Co. Prior to that, Mr. Brody acted as Senior Vice President and Chief Credit Officer of GMAC Commercial Mortgage and a Managing Director for Nomura Securities in New York and San Francisco, where he was part of the commercial mortgage-backed securities team. Mr. Brody began his career as a leasing broker with Cushman & Wakefield and has acted as a Vice President of Asset Management for the Mack Company and as a Vice President of Goldfarb Properties.

Mr. Brody received a Bachelor of Arts degree from Cornell University and a Masters in Business Administration in finance from Columbia University.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)

Independent Trustee and Director: Yes	14,600 / $545,748	------ / nil	14,600 / $545,748

Previous voting results (June 17, 2015): FOR WITHHELD 98.87% 1.13%	Board & Committees: Board Corporate Governance and Nominating Committee of Granite GP Compensation Committee of Granite GP Special Committee(6)		2015 Meeting Attendance: 12 of 12 2 of 2 7 of 7 15 of 15

Brydon Cruise, 51 Ontario, Canada

Mr. Cruise is currently Chairman of the Board and Managing Partner of Brookfield Financial Securities LP (“Brookfield”), a global investment bank focused on real estate, renewable power, infrastructure and financial services. Mr. Cruise has been a Managing Partner of Brookfield Financial since June 2003 and previously served as President of Brookfield from August 2005 to April 2016.

Prior to joining Brookfield, Mr. Cruise was a Managing Director at RBC Capital Markets. Prior to joining RBC Capital Markets, Mr. Cruise worked on the principal side as a Managing Partner for two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund and was a member of the real estate investing banking team at Citigroup. He has more than 25 years of experience in the real estate investment and investment banking industry, focusing on real estate mergers and acquisitions and debt and equity capital market transactions.

Since May 2010, Mr. Cruise has served as director of MCAN Mortgage Corporation, a mortgage investment company.

Mr. Cruise graduated from Wilfrid Laurier University with a degree in Business Administration.

Trustee and Director of Granite since: April 20, 2016	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)

Independent Trustee and Director: Yes	------ / nil	------ / nil	------ / nil

Previous voting results (June 17, 2015): FOR WITHHELD n/a n/a	Board & Committees: Board		2015 Meeting Attendance: N/A(5)

Peter Dey, 75 Ontario, Canada

Mr. Dey has been the Chairman of Paradigm Capital Inc., an investment dealer, since November 2005. He has been a director of Goldcorp Inc. since June 2006 and a director of Gran Tierra Energy Inc. since May 2015.

He was a director of Caracal Energy Inc. from March 2013 to July 2014, a director of Enablence Technologies Inc. from October 2011 to October 2013, and a director of Coventree Inc. from April 2008 to February 2012. Mr. Dey was a Partner of the Toronto law firm Osler, Hoskin & Harcourt LLP, where he specialized in corporate board issues and mergers and acquisitions, from 2001 to 2005, and prior to that from 1985 to 1994 and from 1973 to 1983. From 1994 to 2001, Mr. Dey was Chairman of Morgan Stanley Canada Limited, where he helped develop the Canadian investment banking business and the overall strategic direction of Morgan Stanley in Canada. From 1993 to 1995, Mr. Dey chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada that released the December 1994 report entitled “Where Were the Directors?”, known as the Dey Report. Mr. Dey has also served as Chairman of the Ontario Securities Commission and was Canada’s representative to the Organization for Economic Co-operation and Development Task Force that developed the OECD Principles of Corporate Governance released in May of 1999.

Mr. Dey is also a director of the Massachusetts Museum of Contemporary Art.

Mr. Dey attended Queen’s University, where he earned his Bachelor of Science in 1963 and Dalhousie University, where he earned his Bachelor of Laws degree in 1966. He received his Master of Laws degree from Harvard University in 1967.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)

Independent Trustee and Director: Yes	25,906 / $968,366	------ / nil	25,906 / $968,366

Previous voting results (June 17, 2015): FOR WITHHELD 97.90 2.10%	Board & Committees: Board (Vice-Chairman) Corporate Governance and Nominating Committee of Granite GP (Chair) Compensation Committee of Granite GP Special Committee(6)		2015 Meeting Attendance: 12 of 12 2 of 2 7 of 7 15 of 15

Michael Forsayeth, 61 Ontario, Canada

Mr. Forsayeth has been the Chief Executive Officer of Granite since March 31, 2016, having been Granite’s Interim Chief Executive Officer from September 10, 2015 to March 31, 2016, Granite’s Chief Financial Officer since August 12, 2011, and a director and trustee of Granite since January 19, 2016. From June 2007 to July 2011, Mr. Forsayeth was Chief Financial Officer of Intrawest, a real estate developer and operator of ski resorts. Mr. Forsayeth has been a director of Imvescor Restaurant Group Inc. since November 2014. Over the course of his 30 plus-year career, Mr. Forsayeth has held senior executive financial and operating positions in several public and private Canadian companies, including Cara Operations Ltd, Laidlaw Inc., Derlan Industries Limited and Bank of Montreal. Mr. Forsayeth is a CPA, CA and also spent nine years with Coopers & Lybrand (now PricewaterhouseCoopers) in various areas including the audit practice and the insolvency group, and on a secondment in their London, England office.

Mr. Forsayeth graduated from Queen’s University with an Honours Bachelor of Commerce degree.

Trustee and Director of Granite since: January 19, 2016	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Restricted Stapled Units(4) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Restricted Stapled Units (# / value)(3)

Independent Trustee and Director: No	11,203 / $418,768	9,624 / $359,745	20,827 / $778,513

Previous voting results (June 17, 2015): FOR WITHHELD n/a n/a	Board & Committees: Board		2015 Meeting Attendance: N/A(5)

Barry Gilbertson, 64 Bath, Somerset, United Kingdom

Mr. Gilbertson has more than 40 years of experience in real estate and construction. He has been Managing Director of Tigger Limited, trading as Barry Gilbertson Consultancy, since August 2010, providing professional advice focused on strategy and risk to businesses with significant real estate interests. From June 2015, Mr. Gilbertson has been Chairman of conwert Immobilien Invest SE, a real estate company quoted on the Vienna Stock Exchange. He has been the Senior Independent Director of LSE-listed Custodian REIT plc (in United Kingdom) since March 2014. He served as a director of RONA inc. from January 2013 until May 2015. Until March 2012, he served as a non-executive consultant at Knight Frank LLP, the international real estate advisory firm. Mr. Gilbertson was a partner at PricewaterhouseCoopers LLP (“PwC”) from 1996 until 2011, where he focused on business recovery, turnaround and corporate finance projects ranging from international multi-bank work to single lender projects in the UK. At PwC, Mr. Gilbertson led the work-out of the U.S.$8 billion real estate investment portfolio owned (as well as the corporate property occupied in the UK and Europe) by Lehman Brothers (in administration), together with other significant turnaround projects, such as Rock, a real estate group in New York. Mr. Gilbertson has led or worked on projects, or spoken at conferences, in some 34 countries, and spoken at 8 world events in various countries.

Mr. Gilbertson was global President of The Royal Institution of Chartered Surveyors (RICS) from 2004 to 2005, a member of The Bank of England Property Forum from 2003 to 2010, the founder Chairman of the Non-Administrative Receivers Association (NARA) in 1995, the co-founder Vice Chair of the World Association of Valuation Organisations (WAVO) in 2004, the Chair of Valuation for the United Nations Real Estate Advisory Group as an individual member from 2000 to 2005, a member of the Institute of Directors (IoD) in the UK since 1986 and a Counselor of Real Estate (CRE) since 1998. Mr. Gilbertson has been Visiting Professor at The University of Northumbria in Newcastle, UK since 2003, was appointed in 2014 as a Visiting Professor at The Royal Agricultural University in UK, a Visiting Lecturer at 20 universities in China, Germany, Kenya, the UK and the United States, and has in excess of 100 published articles to his name.

Mr. Gilbertson served as a Trustee and Board Director at the College of Estate Management from 2005 to 2014. He is currently a member of The Council (and The Court) of the University of Bath, UK, serving on two committees including Finance. Mr. Gilbertson is a Trustee of the Bath Preservation Trust and a member of its Architecture & Planning Committee in the UK. He is a Founding Fellow of the Institute of Continuing Professional Development, a Freeman of the City of London, UK and holds Honorary Membership designations from four professional bodies — in South Africa, in Romania and in the UK.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)

Independent Trustee and Director: Yes	21,200 / $792,456	------ / nil	21,200 / $792,456

Previous voting results (June 17, 2015): FOR WITHHELD 98.09% 1.91%	Board & Committees: Board Compensation Committee of Granite GP (Chair) Audit Committee of Granite REIT and Granite GP Special Committee(6)		2015 Meeting Attendance: 12 of 12 7 of 7 4 of 4 13 of 15

Gerald Miller, 60 British Columbia, Canada

Mr. Miller was Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (“West Fraser”) from January 2009 until his retirement in July 2011. Mr. Miller has been a director of West Fraser since April 2012. From February 2007 to December 2008, Mr. Miller’s principal occupation was Executive Vice President, Operations of West Fraser. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced CPA, CA and has been a member of the Chartered Professional Accountants of British Columbia and the Chartered Professional Accountants of Canada for over 30 years. Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian Chartered Professional Accounting firms.

Mr. Miller holds a Bachelor of Commerce degree from the University of British Columbia.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)

Independent Trustee and Director: Yes	13,056 / $488,033	4,500 / $168,210	17,556 / $656,243

Previous voting results (June 17, 2015): FOR WITHHELD 99.07% 0.93%	Board & Committees: Board Compensation Committee of Granite GP Audit Committee of Granite REIT and Granite GP (Chair of each) Special Committee(6)		2015 Meeting Attendance: 12 of 12 7 of 7 4 of 4 15 of 15

G. Wesley Voorheis, 62 Ontario, Canada

Since 1995 Mr. Voorheis has been the Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic and other advisors to institutional, private equity, and other shareholders with respect to their investments in Canadian public and private companies.

Mr. Voorheis served as a director and Chairman of the Board of HudBay Minerals Inc. from March 2009 until May 2015. He served as a director of RONA inc. from January 2013 until May 2015. He was a director and member of the Audit Committee of Coventree Inc. from April 2008 to February 2012 and a director of Easyhome Ltd. from April 2010 to December 2011. Mr. Voorheis has acted as the Chief Executive Officer and a director of Hollinger Inc. and as the Chairman of the Board of YBM Magnex International Inc., following the reconstitutions of the boards of these companies. He has also served as Chairman of a number of special board committees and as a director of various other Canadian publicly traded companies.

Prior to the establishment of VC & Co. Incorporated and Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner at a major Toronto law firm.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)

Independent Trustee and Director: Yes	51,980 / $1,943,012	5,000 / $186,900	56,980 / $2,129,912

Previous voting results (June 17, 2015): FOR WITHHELD 98.88% 1.12%	Board & Committees: Board (Chairman) Corporate Governance and Nominating Committee of Granite GP Special Committee (Chair)(6)		2015 Meeting Attendance: 12 of 12 2 of 2 15 of 15

Notes:

(1)	Refers to time served as a trustee of Granite REIT, a director of Granite GP and a director of their predecessor, Granite Co. (formerly known as MI Developments Inc.).

(2)

Deferred share units are issued under the Non-Employee Director Share-Based Compensation Plan of Granite Co. (prior to the 2013 Arrangement) and the Granite GP Non-Employee Directors’ Deferred Share Unit Plan (after completion of the 2013 Arrangement). See “Statement of Executive Compensation – Trustee/Director Compensation” for details.

(3)

Value means the dollar value of the Deferred Share Units or, in the case of Michael Forsayeth, the Restricted Stapled Units and/or Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the Toronto Stock Exchange on April 30, 2016.

(4)	Restricted stapled units are issued under Granite’s Executive Deferred Stapled Unit Plan. See “Statement of Executive Compensation” for details.

(5)	Mr. Forsayeth and Mr. Cruise were not trustees or directors of Granite in 2015.

(6)

On May 11, 2015, Granite’s Board formed a special committee (the “Special Committee”) to conduct a strategic review in respect of Granite and Granite’s senior management and the alternatives available to best enhance the long-term interests of Granite’s Unitholders and other stakeholders. The Special Committee, and in particular the Chair, devoted significant time and effort to conducting the strategic review process and addressing matters associated with Chief Executive Officer succession.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Trustee and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Trustee is to be elected as a trustee of Granite REIT or as a director of Granite GP.

Cease Trade Orders and Bankruptcies

To the knowledge of Granite, as at April 30, 2016, except as disclosed below, none of the Proposed Trustees:

(a)

is or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Granite) that was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(i)	that was issued while the Proposed Trustee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

that was issued after the Proposed Trustee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is or has been in the last 10 years, a director or executive officer of any company (including Granite) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the Proposed Trustee’s assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Proposed Trustee.

From on or about July 1, 2009 to December 31, 2010, Mr. Brody was a director of Rock U.S. Holdings Inc. and its subsidiary entities. During that period, two single-asset subsidiary entities, Rock New York (183 Madison Avenue) LLC and Rock New York (100-104 Fifth Avenue) LLC voluntarily filed for bankruptcy protection under U.S. bankruptcy legislation in the United States Bankruptcy Court of Delaware. The properties were sold through court-approved pre-petition auction process.

From on or about July 31, 1989 to February 10, 2016, Mr. Forsayeth was a director of Item Décor Inc. (formerly, Fraser Furniture Inc./Les Ameublements Fraser Inc.) a small private family retail furniture business. Subsequent to Mr. Forsayeth resigning as a director, Item Décor Inc., on April 29, 2016, voluntarily filed for bankruptcy under Section 49 of the Canadian Bankruptcy and Insolvency Act.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its chief executive officer from April 2007 to June 2008. Mr. Voorheis agreed to join the Hollinger board at the request of a shareholder to deal with certain management misconduct. Prior to Mr. Voorheis’ involvement in Hollinger (on May 18, 2004), the OSC issued a temporary cease trade order that prohibited certain directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions, as a result of Hollinger’s failure to file financial statements on a timely basis as required under Ontario securities laws. On June 1, 2004, the OSC issued a management cease trade order (the “MCTO”) (later varied on March 8, 2005, August 10, 2005 and April 28, 2006). The April 28, 2006 variation added the then current directors and officers of Hollinger to the list of persons subject to the MCTO. The MCTO was later revoked on April 10, 2007 by an OSC order, after remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

On August 1, 2007, Hollinger obtained an initial order for creditor protection from the court under the Companies’ Creditors Arrangement Act (Canada) and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. The initial order and the United States proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 26, 2008, the Court approved an agreement (announced by Hollinger on May 14, 2008) between Hollinger and its two principal creditors addressing matters in dispute among those parties and which stated that Mr. Voorheis would be resigning as an officer and director of Hollinger. On June 17, 2008, Mr. Voorheis resigned as a director and officer of Hollinger. Hollinger’s Series II preference shares and the common shares are subject to a cease trade order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger’s determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008. Consequently, following June 30, 2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. Mr. Voorheis agreed to join the Sun Times board at the request of a Hollinger shareholder to deal with certain management misconduct. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis and Mr. Dey were appointed directors of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis and Mr. Dey’s involvement with Coventree. The proceedings relate to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that this order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Coventree appealed the OSC order at the Ontario Divisional Court in late 2012. On March 19, 2013, the decision of the OSC was upheld by the Ontario Divisional Court. On September 17, 2013, leave to appeal to the Court of Appeal for Ontario was denied.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. The Liquidation Plan commenced on February 15, 2012, when a liquidator was appointed for the purposes of winding up Coventree’s affairs and Mr. Voorheis and Mr. Dey resigned as directors, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Election of Directors of Granite GP

Under the articles of Granite GP, the board of directors is to consist of a minimum of three directors and the board is authorized to determine the number of directors of Granite GP by resolution from time to time. The number of directors of Granite GP is currently set at eight. The term of office of each currently-serving director expires at the time of the Meetings unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the articles of Granite GP. Scott Oran, a current director, is not standing for re-election as a director. Accordingly, seven persons are being nominated for election as directors of Granite GP at this time and, effective following the Meetings, the number of directors will be set at seven.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as directors of the seven persons who are Proposed Trustees and whose names are set forth above under the heading “Election of Trustees of Granite REIT” (the “Proposed Directors”). See “Election of Trustees of Granite REIT” for details.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any Proposed Director is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. Each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders of Granite GP, or until his/her respective successor is elected or appointed in accordance with applicable law and the articles of Granite GP.

The table in the section entitled “Election of Trustees of Granite REIT” sets forth information with respect to each of the Proposed Directors, including the number and value of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Director, as at April 30, 2016.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Director and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of Granite GP or a trustee of Granite REIT.

Cease Trade Orders and Bankruptcies

See “Election of Trustees of Granite REIT — Cease Trade Orders and Bankruptcies” for details which are also applicable to the Proposed Directors.

Re-Appointment of Auditor of Granite REIT

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the independent external auditor (the “Auditor”) of Granite REIT, based on the recommendation of the Audit Committee of Granite REIT and the board of trustees. Deloitte LLP was appointed as Auditor of Granite REIT on January 3, 2013 in connection with completion of the 2013 Arrangement. Under the Granite REIT Declaration of Trust, the trustees have the authority to determine the Auditor’s remuneration.

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite REIT to hold office until the next annual general meeting of unitholders of Granite REIT.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Re-Appointment of Auditor of Granite GP

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the Auditor of Granite GP, based on the recommendation of the Audit Committee of Granite GP and the board of directors. Deloitte LLP was appointed as Auditor of Granite GP on January 3, 2013 in connection with completion of the 2013 Arrangement.

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite GP to hold office until the next annual general meeting of shareholders of Granite GP and for authorizing the directors to fix the Auditor’s remuneration.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Review and Consideration of Financial Statements

Management, on behalf of the trustees of Granite REIT and the directors of Granite GP, will submit to the Unitholders at the Meetings the combined financial statements of Granite REIT and Granite GP for the financial year ended December 31, 2015 and the report of Deloitte LLP, the auditor of Granite, thereon, but no vote by the Unitholders with respect thereto is required or proposed to be taken. The combined financial statements and Deloitte LLP’s report are included in Granite’s 2015 annual report, which is available on Granite’s website at www.granitereit.com and on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Unless otherwise specified or the context otherwise indicates, in this Compensation Discussion and Analysis, (i) references to the “Board” refer to the Board of Directors of Granite GP and, for periods prior to completion of the 2013 Arrangement on January 3, 2013, the Board of Directors of its predecessor Granite Co., and (ii) references to the “Compensation Committee” refer to the Compensation Committee of the Board of Directors of Granite GP and, for periods prior to completion of the 2013 Arrangement on January 3, 2013, the Compensation Committee of the Board of Directors of its predecessor Granite Co.

The Compensation Committee is responsible for overseeing compensation for Granite’s Board and executive officers and making recommendations in respect thereof to the Board, consistent with Granite’s compensation philosophy and corporate governance objectives. The Compensation Committee executes its mandate in consultation with Management and any independent compensation consultants that may be retained from time to time. The Board, however, makes the ultimate decisions with respect to compensation, following consideration of the Compensation Committee’s recommendations.

Overview of Compensation Philosophy

Granite’s compensation philosophy is designed to recognize and reward the successful execution of Granite’s business strategy by linking a significant portion of executive compensation to performance. The Board exercises discretion in its annual review of performance. The review considers both overall organizational performance and individual executive performance.

With respect to overall organizational performance, the Board assesses Granite’s achievements relative to its strategic objectives. The Board also considers Granite’s performance against pre-established metrics. With respect to individual performance, the Board evaluates each executive’s performance in the areas of Granite’s business for which the executive is responsible, together with, but not limited to, risk management, leadership, teamwork and culture, and recognizes the individual’s key responsibilities and contributions toward Granite’s overall performance.

The Board does not allocate weightings to particular components of its assessment and seeks to avoid overly specific objective-setting that could leave executives with too narrow or too inflexible a focus.

Granite’s compensation philosophy is intended to:

1.	support the recruitment and retention of talented, high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value;

2.	incentivize executives to continually meet and exceed strategic objectives; and

3.	align executive interests with those of Unitholders by emphasizing “at risk” compensation tied to Granite’s Stapled Unit price.

Compensation Committee Mandate

The current members of the Compensation Committee are Barry Gilbertson (Chair), Michael Brody, Peter Dey and Gerald Miller. Each member of the Compensation Committee is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”). Messrs. Gilbertson, Dey and Miller were appointed to the Compensation Committee of Granite Co. when it was constituted by the Board of Granite Co. on or about June 30, 2011. Mr. Brody was appointed to the Compensation Committee of Granite Co. on June 13, 2012, and each of them were appointed to the Compensation Committee of the Board of Granite GP on January 3, 2013 upon completion of the 2013 Arrangement. All of them have diverse experience which contributes to the Compensation Committee’s achievement of its objectives.

•	Mr. Gilbertson brings to the Compensation Committee a breadth of perspective on compensation and governance matters gained from his experiences with a range of professional firms and organizations, as well as corporate and academic entities. Mr. Gilbertson also previously served as a member of the Human Resources and Compensation Committee of RONA inc.

•

Mr. Brody offers experience and insight into compensation philosophy gained through over 30 years of experience in commercial real estate, having held senior executive roles in both the capital markets and property sectors. As President of Loeb Partners Realty, LLC, Mr. Brody, along with the Chairman, oversaw all compensation and benefit matters for the entire $3 billion organization. While at Merrill Lynch & Co., Mr. Brody had direct oversight of the annual employee performance review and compensation processes for a group of 60 employees.

•

Mr. Dey is recognized as a leading figure in corporate governance matters in Canada, and has broad public company experience in senior executive roles and in serving on numerous public company boards and committees. Mr. Dey is also a member of the Human Resources and Compensation Committee of Goldcorp Inc., a member of the Compensation Committee of Gran Tierra Energy Inc. and until July 2014, was also a member of the Compensation Committee of Caracal Energy Inc. Mr. Dey has been a panel participant and speaker on compensation topics, including the “Compensation Committee Boot Camp” hosted by NYSE Governance Services in January 2015.

•

Mr. Miller possesses in-depth insight from his executive roles at West Fraser, another Canadian public company. At West Fraser, Mr. Miller had executive responsibility for the corporate human resources function, overseeing all compensation and benefit matters. Reporting to the compensation committee of the board, he led the development, implementation and administration of the executive compensation programs, working with the chief executive officer and various compensation consultants. Mr. Miller was also chair of West Fraser’s retirement committee.

The responsibilities of the Compensation Committee, as set forth in its Board-approved charter, are that it shall:

(a)	at least annually, report to the Board concerning Granite’s approach to executive compensation;

(b)	review and approve organizational goals and objectives relevant to Chief Executive Officer (“CEO”) compensation;

(c)

periodically evaluate the CEO’s performance in light of those organizational goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

(d)	periodically review and make recommendations to the Board with respect to the CEO’s position description;

(e)

review the recommendations to the Compensation Committee of the CEO respecting the appointment, compensation and other terms of employment of executives reporting directly to the CEO and all other officers appointed by the Board and, if advisable, recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(f)	recommend to the Boards of Granite REIT and Granite GP the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to trustees and directors;

(g)

review compensation disclosure before it is publicly disclosed including disclosure of the process undertaken by the Compensation Committee in its review and preparation of recommendations to the Board in respect of compensation;

(h)	review the terms and administration of Granite’s equity-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board; and

(i)

review and assess the adequacy of the Compensation Committee’s charter from time to time to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the Compensation Committee’s charter as are considered appropriate.

The Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. Before retaining such an advisor, the Compensation Committee shall consider the independence of such advisor, including any independence factors that it is required to consider by law or applicable stock exchange rules.

Role of Management

Members of the executive team assist the Compensation Committee in executing its duties by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, evidence of organizational and individual performance, and recent compensation trends and regulatory initiatives. Management also makes recommendations with respect to equity-based grants for eligible employees below the executive level.

The Compensation Committee consults the CEO for input into its review of the performance of the other executives, which performance assessment affects both short-term and long-term incentive awards. Given the close working relationship of the CEO and other executives, the Compensation Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his compensation.

Elements of Executive Compensation

Compensation of Granite’s executives includes the following components:

•	base salary;

•	short-term incentive plan (“STIP”) award;

•	long-term incentive plan (“LTIP”) award, awarded pursuant to Granite’s Executive Deferred Stapled Unit Plan; and

•	other executive benefits and perquisites which do not amount to a material portion of overall compensation.

The Compensation Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide competitive income, link a significant portion of Granite’s executives’ compensation to organizational and individual performance (which induces and rewards behaviour that creates long-term value for Unitholders) and encourage retention with time-based vesting attached to long-term equity-based incentives.

Non-CEO Named Executive Officers

For a discussion of compensation at the CEO level, see “CEO Compensation”.

Base Salary

The Compensation Committee believes that the base salaries of Granite’s executives must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill and experience of each executive. Base salaries of Granite’s executives were initially set forth in each executive’s employment agreement. Increases to base salaries have been approved by the Board from time to time in circumstances where an executive’s performance has exceeded expectations and an increase appropriately reflects his or her responsibilities and contribution to Granite’s overall performance. Effective January 1, 2016, the Board approved base salary increases of 2.5% for its non-CEO named executive officers (“NEOs”). See “— Summary Compensation Table”, column entitled “Salary” for base salary information.

STIP

Granite’s STIP consists of a performance-based annual cash bonus dependent upon the Board’s assessment of overall organizational and individual performance. The assessment focuses on the execution of Granite’s strategy and is not quantified on the basis of a formulaic approach.

Granite’s STIP is intended to incentivize executive performance and promote the alignment of personal compensation with the successful execution of key components of Granite’s strategy.

For 2015, the target for STIP awards was 50% of base salary for Mr. De Aragon, Mr. Kumer and Ms. Tindale. The exercise of the Board’s discretion in its performance assessment is not restricted by a minimum or maximum STIP amount.

The Board recognized and discussed the relative importance and merits of organizational achievements that resulted in progress during 2015 as measured against Granite’s strategic objectives, including:

(i)	optimizing Granite’s relationship with its largest tenant, Magna International Inc. and its operating subsidiaries, through successful lease renewals and extensions;

(ii)	diversifying Granite’s real estate portfolio through selected dispositions and development; and

(iii)	prudently leveraging Granite’s balance sheet.

The Board considered Granite’s performance against pre-determined metrics and targets that included:

(i)	relative total unit return, with a target to outperform the S&P/TSX Capped REIT Index (the “REIT Index”) by 10%;

(ii)	normalized funds from operations (“FFO”)(1) per unit, with a target of $3.17 per unit; and

(iii)	weighted average lease term, with a target of 5 years.

The Board determined that Granite had exceeded the targets for outperformance of the REIT Index and adjusted FFO. The targeted weighted average lease term threshold was narrowly missed, but the Board recognized that the year had nonetheless been successful from an overall leasing strategy and execution perspective.

The Board also considered executive achievements in the following areas:

(i)	risk management, recognized as a core driver connecting all aspects of the business — leasing, acquisitions, dispositions, asset management, financial management and compliance;

(ii)	leadership critical to strategic and operational success;

(iii)	teamwork, including the ability to coordinate, interact, and share expertise and experience across an international organization toward the achievement of collective goals; and

(iv)	contributions to a culture conducive to organizational success.

The Board included consideration of performance relating to Granite’s 2015 review of strategic alternatives in its assessment of these areas.

Note:

(1)

Granite’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine Granite’s ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO does not represent or approximate net income or cash generated from operating activities determined in accordance with International Financial Reporting Standards (“IFRS”). FFO and any related per unit amounts do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. Normalized FFO neutralizes the impact of large unusual items that are not expected to be of a recurring nature.

For each non-CEO NEO, Mr. Forsayeth provided the Compensation Committee and the Board with a summary of personal achievements in the year, including his or her contribution to the strategic review process and support in the absence of a full time CEO, and his comments on individual performance. The Board found that each executive had, through successful execution in these areas, been a key contributor to the overall organizational performance in 2015.

Having considered and discussed both organizational and individual performance, the Board determined, in its discretion, that each non-CEO NEO should receive a STIP award at or in excess of his or her target for 2015. See “— Summary Compensation Table”, column entitled “Annual Incentive Plans” for STIP award information.

LTIP

Granite’s LTIP consists of an annual restricted stapled unit (“RSU”) award granted pursuant to Granite’s Executive Deferred Stapled Unit Plan. The quantum of the RSU award, within a pre-established range, is dependent upon the Board’s discretionary assessment of performance at the time the grant is made, the executive’s anticipated future contribution over the vesting period of the grant and other factors the Board considers relevant. The LTIP is intended to induce and reward behaviour that creates long-term value for Unitholders by aligning the interests of executives with long-term Unitholder interests. In order to achieve this, the future value of the LTIP awards tracks the value of Granite’s Stapled Units and the LTIP awards generally do not fully vest until the conclusion of three years following the grant date. For a description of the Executive Deferred Stapled Unit Plan under which the RSUs are awarded, please see “— Equity Compensation Plan Information — Description of the Executive Deferred Stapled Unit Plan”.

For 2015, the minimum values of the LTIP awards (at the time of grant) were $100,000 for Mr. De Aragon and $50,000 for Mr. Kumer and Ms. Tindale, and the maximum values of the LTIP awards were $200,000 for Mr. De Aragon and $100,000 for Mr. Kumer and Ms. Tindale. In 2015, the Board exercised its discretion to approve LTIP awards of the maximum value to each non-CEO NEO, however the associated grants were deferred into 2016 due to a trading blackout associated with the strategic review process, during which grants were precluded.

Perquisites and Other Benefits

Perquisites and other benefits do not represent a significant portion of the overall compensation of Granite’s executives. The perquisites provided to the executives in 2015 included insurance benefits, health benefits and other customary executive perquisites.

CEO Compensation

On September 6, 2015, Granite announced the departure of its Chief Executive Officer, Thomas Heslip and the assumption of the Chief Executive Officer responsibilities on an interim basis by Michael Forsayeth, Granite’s Chief Financial Officer. On March 31, 2016, Granite appointed Michael Forsayeth as its Chief Executive Officer. In accordance with applicable securities laws, each of these individuals is a “Named Executive Officer” or “NEO” in respect of whom 2015 compensation is disclosed. See “— Summary Compensation Table”.

Disclosure regarding Thomas Heslip, the former Chief Executive Officer of Granite, is included in the section “Arrangements Regarding Departure of Former Chief Executive Officer” and is otherwise excluded from this Compensation Discussion and Analysis due to his departure from Granite in September 2015.

For 2015, Mr. Forsayeth’s base salary was set at $441,000. Effective January 1, 2016, the Board approved a base salary increase of 2.5% for Mr. Forsayeth. See “— Summary Compensation Table”, column entitled “Salary” for base salary information.

Mr. Forsayeth’s target STIP award for 2015 was 75% of his base salary. In its discretionary assessment, the Board took into account factors described above under “Non-CEO Named Executive Officers — STIP” and also received additional input from the Chairman of the Board, Mr. Voorheis, given his frequent interaction with Mr. Forsayeth throughout the year. The Board recognized Mr. Forsayeth’s responsibility and success in the interim CEO role while continuing in his role of CFO, and also considered his leadership of Granite’s strategic review in 2015. In recognition of Granite’s overall performance and Mr. Forsayeth’s individual performance in 2015, the Board determined, in its discretion, that Mr. Forsayeth should receive a STIP award of 158% of his 2015 base salary. See “— Summary Compensation Table”, column entitled “Annual Incentive Plans” for STIP award information.

For 2015, the minimum value of Mr. Forsayeth’s LTIP award (at the time of grant) was $100,000 and the maximum value was $200,000. Using the manner for determining quantum used for non-CEO NEOs, as described above under “— Non-CEO Named Executive Officers — LTIP”, in 2015, the Board exercised its discretion to approve an LTIP award of the maximum value to Mr. Forsayeth, the grant of which was deferred into 2016 due to a trading blackout associated with the strategic review process during which grants were precluded.

Mr. Forsayeth received the normal benefits and perquisites available to Granite’s executives consistent with those described above under “Non-CEO Named Executive Officers — Perquisites and Other Benefits.”

Stapled Unit Ownership Guidelines

Within two years from his appointment as CEO on March 31, 2016, Mr. Forsayeth must have, directly or indirectly, ownership of or control and direction over Stapled Units (including through the ownership of RSUs) with either an aggregate market value or an aggregate cost to him equal to three times his annual base salary as at the date upon which he asserts that he has complied with such requirement.

Employment Agreements

Each NEO is party to an employment agreement with Granite. Such employment agreements establish their base salary and right to participate in Granite’s STIP, LTIP and benefit programs and provide for certain payments and benefits on their involuntary termination without cause.

Each NEO is required by their respective employment agreements not to solicit officers, employees or agents of Granite for 12 months following the termination of their employment and they are also required to maintain the confidentiality of Granite’s confidential information. Mr. De Aragon’s and Mr. Kumer’s respective employment agreements also restrict them from engaging in certain activities that would be competitive with Granite’s business until the day that is six months after their period of active employment with Granite.

For amounts payable to executives on a change of control or the termination of their employment, see “Change of Control and Termination Benefits”.

Risks Associated with Compensation Policies and Practices

In performing its duties, the Compensation Committee considers the implications of the possible risks associated with Granite’s compensation policies and practices. This includes identifying any such policies or practices that may encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that could have a material adverse effect on Granite, and considering the possible risk implications of Granite’s compensation policies and practices and any proposed changes to them.

The Compensation Committee annually reviews and assesses Granite’s compensation policies and practices in relation to such risks, including assessing such policies and practices in light of practices identified by the Canadian Securities Administrators as potentially encouraging executive officers to expose Granite to inappropriate or excessive risks. It is the Compensation Committee’s view that Granite’s compensation policies and practices do not encourage inappropriate or excessive risk-taking.

Purchases of Certain Financial Instruments by Executives and Directors

Granite’s trustees, directors and executives are prohibited under Granite’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the trustee, director or executive.

Performance Graph

The following graph compares the total cumulative Unitholder return for the period from December 31, 2010 to December 31, 2015 with the cumulative returns of the S&P/TSX Composite Total Return Index and the REIT Index for such period.

Cumulative Total Returns

Value of CDN. $100 Invested on December 31, 2010

Fiscal Period End	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015
Granite REIT Stapled Units(1) (Cdn. $)	$100.00	$123.27	$150.39	$162.37	$182.53	$178.10
S&P/TSX Composite Total Return (Cdn. $)	$100.00	$91.29	$97.85	$110.56	$122.23	$112.06
S&P/TSX Capped REIT Index (Cdn. $)	$100.00	$120.40	$139.15	$130.94	$143.53	$136.64

Note:

(1)

Prior to June 30, 2011, the shares of Granite Co. traded as Class A Subordinate Voting Shares on the TSX and NYSE. Between June 30, 2011 and January 3, 2013, the shares of Granite Co. were common shares traded on the TSX and NYSE. Under the 2013 Arrangement, on January 3, 2013 all of the common shares of Granite Co. were exchanged for Stapled Units which began trading on the TSX and NYSE on January 4, 2013. Values herein represent total return with dividends and distributions reinvested.

The total cumulative return from December 31, 2010 to December 31, 2015 for $100 invested in Stapled Units was $78.10, compared to $12.06 for the S&P/TSX Composite Total Return Index and $36.64 for the REIT Index over the same period.

Most of Granite’s current senior executive team commenced employment with Granite in mid-2011 or thereafter. Since the beginning of 2012, at which time most of Granite’s senior executive team had commenced employment with Granite, the total cumulative return to Unitholders per $100 invested, as a percentage, has been greater than the percentage increase in total compensation, collectively, for the NEOs who have been employed by Granite since 2012. Part of the total compensation for all NEOs has been paid in RSUs, and this type of compensation provides a direct alignment of Management and Unitholder interests. Furthermore, one of the metrics used by the Board to assess Granite’s overall organizational performance has been Granite’s total return in a given year compared to the returns of the REIT Index over the same period.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2015, 2014 and 2013 by each of Granite’s NEOs. Unless indicated otherwise, all amounts were paid or are payable in Canadian dollars.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(3)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans(2)	Long-Term Incentive Plans
Thomas Heslip,(5) Former Chief Executive Officer	2015 2014 2013	409,231 600,000 500,000	— 500,000 500,000	— — —	— 900,000 1,000,000	— — —	— — —	3,500,000 — —	3,909,231 2,000,000 2,000,000
Michael Forsayeth,(6) Chief Executive Officer / Chief Financial Officer	2015 2014 2013	441,000 430,500 420,000	— 200,000 200,000	— — —	696,125 484,313 472,500	— — —	— — —	— 8,090 7,940	1,137,125 1,122,903 1,100,440
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	2015 2014 2013	420,000 400,000 400,000	— 200,000 200,000	— — —	620,000 320,000 400,000	— — —	— — —	8,310 8,090 7,940	1,048,310 928,090 1,007,940
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	2015 2014 2013	405,000 393,750 375,000	— 100,000 100,000	— — —	303,750 266,625 281,250	— — —	— — —	8,310 8,090 7,940	717,060 768,465 764,190
Jennifer Tindale, Executive Vice President, General Counsel and Secretary	2015 2014 2013	405,000 394,625 385,000	— 100,000 100,000	— — —	303,750 266,625 288,750	— — —	— — —	8,310 8,090 7,940	717,060 769,340 781,690

Notes:

(1)

Share-based awards represent grants of RSUs under the Executive Deferred Stapled Unit Plan, as determined by the Board. The grant date fair value of an RSU is equal to the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU. The value shown for these awards is the same as the grant date fair value determined in accordance with IFRS without any adjustment for subsequent distribution-equivalent grants. In 2015, the Board approved RSU awards for each of Granite’s NEOs, however the associated grants were deferred into 2016 due to a trading blackout associated with the strategic review process, during which grants were precluded. See “Non-CEO Named Executive Officers — LTIP” and “CEO Compensation”.

(2)

Generally, each NEO is awarded an annual cash bonus based on Granite’s compensation practices and policies, as described above under “Non-CEO Named Executive Officers — STIP” and “CEO Compensation”. Cash bonuses relating to performance during 2015 were paid in the first quarter of 2016.

(3)

None of the NEOs participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with, retirement.

(4)

Other than for Mr. Heslip, these amounts reflect Granite’s contribution towards each NEO’s Registered Retirement Savings Plan. Perquisites and other personal benefits for each NEO did not exceed the lesser of Cdn. $50,000 or 10% of his or her respective total annual salary during 2013, 2014 or 2015. Mr. Heslip ceased to be Chief Executive Officer on September 6, 2015 and was awarded severance of $3.5 million. Of the $3.5 million severance, $1.0 million was paid in October 2015 and the remainder is being paid in equal instalments over 18 months which commenced in October 2015.

(5)	On an annualized basis for 2015, Mr. Heslip’s base salary would have been $600,000. No amounts of Mr. Heslip’s compensation were received for services as a trustee and director.

(6)

Upon Mr. Heslip’s departure, Mr. Forsayeth was appointed to Interim Chief Executive Officer on September 10, 2015 and was appointed Granite’s Chief Executive Officer on March 31, 2016. No amounts of Mr. Forsayeth’s compensation were received for services as a trustee and director.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2015 for each NEO. There are no option-based awards outstanding as of December 31, 2015 for NEOs.

Name	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Thomas Heslip,(3) Former Chief Executive Officer	—	—	—
Michael Forsayeth, Chief Executive Officer / Chief Financial Officer	5,749	221,394	148,880
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	5,749	221,394	506,638
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	2,875	110,717	74,478
Jennifer Tindale, Executive Vice-President, General Counsel and Secretary	2,875	110,717	74,478

Notes:

(1)

The numbers in this column represent entitlements under the Executive Deferred Stapled Unit Plan and include share-based awards that were received as distribution equivalents payable on share-based awards. References to “shares” should be read as references to “Stapled Units”.

(2)

The indicated value is calculated by multiplying the five-day volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding December 31, 2015 by the applicable number of RSUs. Subject to blackout restrictions, vested RSUs are generally settled within 60 days.

(3)	All of Mr. Heslip’s RSUs were forfeited and cancelled pursuant to the arrangements described below under “Arrangements Regarding Departure of Former Chief Executive Officer”.

Value Vested or Earned During the Year

The following table provides information regarding all option-based or share-based awards that have vested, and all non-equity incentive plan compensation earned, during the financial year ended December 31, 2015.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year(2) ($)
Thomas Heslip, Former Chief Executive Officer	—	1,318,450(3)	—
Michael Forsayeth, Chief Executive Officer / Chief Financial Officer	—	157,437	696,125
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	—	536,866	620,000
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	—	78,738	303,750
Jennifer Tindale, Executive Vice-President, General Counsel and Secretary	—	78,738	303,750

Notes:

(1)

The indicated value is calculated by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the RSUs by the number of vested RSUs. All of these vested RSUs, with the exception of Mr. Heslip’s, were settled with Stapled Units in March 2016 following the conclusion of a trading blackout.

(2)	These are the same amounts as disclosed under the “Annual Incentive Plans” column in the Summary Compensation Table above.

(3)	All of Mr. Heslip’s vested RSUs were forfeited and cancelled pursuant to the arrangements described below under “Arrangements Regarding Departure of Former Chief Executive Officer”.

Change of Control and Termination Benefits

Change of Control Benefits

The change of control provisions set out in the employment agreements for Mr. Forsayeth, Mr. De Aragon and Ms. Tindale provide that in the event of a “Change of Control” (generally defined as (a) the acquisition of control in law of Granite by a third party, or (b) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties), if the relevant NEO terminates his or her employment, or if Granite terminates the relevant NEO’s employment, in each case during the six-month period prior to the public announcement of the Change of Control (assuming that Granite has knowledge of the potential Change of Control) or in the twelve-month period following the Change of Control, he or she will be entitled to receive a retiring allowance equal to 24 months (in the case of Mr. Forsayeth and Mr. De Aragon) or 18 months (in the case of Ms. Tindale) of “Total Compensation” (defined as (i) payment in lieu of base salary, (ii) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the executive’s target bonus at the time of termination, and (iii) $200,000 (in the case of Mr. Forsayeth and Mr. De Aragon) or $150,000 (in the case of Ms. Tindale) in lieu of foregone annual equity compensation awards), all unvested RSUs or other unvested equity based compensation will accelerate and vest, and, subject to certain exceptions, Granite will continue the executive’s benefit coverage during the 24- or 18-month period, as the case may be.

The change of control provisions set out in the employment agreement for Mr. Kumer provide that in the event of a “Change of Control” (generally defined as (i) the acquisition of control in law of Granite by a third party, or (ii) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties), if he terminates his employment or if Granite terminates his employment, in either case in the six-month period prior to, or the twelve-month period following a Change of Control, then he will be entitled to receive a payment equal to the sum of two times his base annual salary and two times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs. In the event of such a termination, his then outstanding RSUs and performance stapled units (“PSUs”) (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan).

Termination Benefits

Mr. Forsayeth’s and Ms. Tindale’s employment contracts provide that their respective employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid wages and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) a retiring allowance (in a lump sum within 30 days after the termination of employment) equal to 24 months (in the case of Mr. Forsayeth) or 18 months (in the case of Ms. Tindale) (each, in this paragraph, a “Severance Period”) of (a) payment in lieu of base salary, (b) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the NEO’s target bonus at the time of termination, and (c) the sum of $200,000 (in the case of Mr. Forsayeth) or $150,000 (in the case of Ms. Tindale) in lieu of foregone annual equity compensation awards, (iii) continued participation in (or payment in lieu of) Granite’s benefit plans until the expiry of the applicable Severance Period, and (iv) the NEO’s unvested RSUs (or other unvested equity based compensation) will accelerate and vest on the date of termination, and the NEO will have a minimum of 60 clear days to exercise such equity based compensation. If Mr. Forsayeth or Ms. Tindale resigns for any event that could constitute constructive dismissal under Canadian law, such resigning NEO will be entitled to all of the compensation and benefits described above in this paragraph. Additionally, each of Mr. Forsayeth and Ms. Tindale may resign upon 45 days’ notice, in which case Granite will have the right to elect to pay such resigning NEO his or her base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if Granite so elects, such resigning NEO’s employment shall terminate immediately upon such payment. In this event, Granite shall pay such resigning NEO a pro rata portion of his or her annual target performance bonus and all unvested RSUs shall vest pro rated based on the number of days of employment in each vesting period.

Mr. De Aragon’s and Mr. Kumer’s employment contracts provide that their respective employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid salary and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) payments (in equal monthly instalments commencing within 30 days after the termination of employment) by way of salary continuation to a maximum equal to the sum of 1.5 times his base annual salary and 1.5 times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs (provided that if the NEO engages in alternative employment at any time during the period of 18 months following his termination (for purposes of this paragraph, the “Other NEO Severance Period”), Granite will cease paying salary continuation and cash performance bonus payments effective the first day on which the NEO commences alternative employment, will calculate the amount of salary and cash performance bonus that would have been paid to the NEO during the balance of the Other NEO Severance Period, and will arrange for the payment to the NEO of one-half of that amount, subject to all necessary deductions), (iii) continued participation in Granite’s benefit plans until the earlier of the expiry of the Other NEO Severance Period or the date the NEO commences alternative employment, and (iv) the NEO’s then outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan). The NEO may resign upon between 45 and 60 days’ notice, in which case Granite will have the right to elect to pay him his base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if Granite so elects, the NEO’s employment shall terminate immediately upon such payment. In this event, Granite shall pay the NEO a pro rata portion of his annual target performance bonus and all unvested RSUs and PSUs will be forfeited and cancelled.

Summary of Change of Control and Termination Benefits

The following table provides details regarding the estimated payments to each of the NEOs (i) in the event of termination (without cause) on December 31, 2015 in connection with a “Change of Control” as described above, and (ii) in the event of termination (without cause) on December 31, 2015 other than in connection with a Change of Control.

Name	Estimated Change of Control Termination Payment ($)	Estimated Termination Payment ($)
Michael Forsayeth, Chief Executive Officer / Chief Financial Officer	2,250,626	2,250,626
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	1,880,000	945,000
Jennifer Tindale, Executive Vice-President, General Counsel and Secretary	1,232,438	1,232,438
Lorne Kumer, Executive Vice-President, Co-Head Global Real Estate	1,215,000	911,250

Arrangements Regarding Departure of Former Chief Executive Officer

On September 6, 2015, Thomas Heslip ceased to be Chief Executive Officer of Granite. In connection with Mr. Heslip’s departure, Granite and Mr. Heslip concluded an agreement providing for the following arrangements:

•	confirmation that Mr. Heslip forfeited his vested and unvested RSUs and any other equity compensation, and acknowledgement from Mr. Heslip that such RSUs would be cancelled;

•	payment to Mr. Heslip in October 2015 of a lump-sum of $1,000,000;

•	payment to Mr. Heslip of an aggregate gross amount of $2,500,000, payable in equal instalments over 18 months, commencing in October 2015;

•	termination of any continued participation in Granite’s benefit, perquisite and other plans;

•	a release by Mr. Heslip of any claims in favour of Granite; and

•

acknowledgement that any confidentiality obligations, the restrictive covenants contained in Mr. Heslip’s employment agreement dated December 1, 2011, including with respect to non-competition and non-solicitation, and Mr. Heslip’s fiduciary duties, continue on the terms set out in Mr. Heslip’s employment agreement.

Trustee/Director Compensation

Granite’s Board has approved a trustee and director compensation program that rewards non-executive trustees and directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to Granite matters. Following completion of the 2013 Arrangement, this compensation covers activities both as a trustee of Granite REIT and as a director of Granite GP.

The program emphasizes the alignment of Directors with the interests of Granite’s Unitholders. Directors are subject to a stock-based ownership requirement that they hold three times the value of their annual cash Board retainer in Stapled Units, deferred share units, or any combination thereof, within three years of becoming a Director. All Directors, except Brydon Cruise who was appointed to the Board on April 20, 2016, currently surpass this ownership requirement by holding eight or more times the value of their respective annual cash Board retainers. See “Election of Trustees of Granite REIT” above for the total number and value of Stapled Units and deferred share units held by each Director proposed to be elected at the Meetings.

The standard compensation arrangements for the Directors include a combination of cash retainers, equity-based retainers payable in deferred share units and travel fees. The standard amounts of such retainers and fees for a year of service between annual general meetings on the Board and regular Board committees, effective as at December 31, 2015 are described below.

Position	Annual retainer and fees ($)
Chairman	300,000(1)
Vice-chairman	200,000(1)
Director-at-large	125,000(1)
Audit Committee Chair	75,000
Corporate Governance and Nominating Committee Chair and Compensation Committee Chair	30,000
Audit Committee member-at-large	37,500
Corporate Governance and Nominating Committee member-at-large and Compensation Committee member-at-large	15,000
Travel fee per meeting	3,000 / 6,000(2)
Travel expenses per meeting	Reimbursed in accordance with Granite policy

Notes:

(1)	Pursuant to Granite’s trustee and director compensation program, one-half of this amount is paid in deferred share units, granted quarterly in arrears.

(2)	The travel fee per meeting is $3,000 for those who must travel less than four hours by air to attend a meeting and $6,000 for those who must travel four hours or more by air to attend a meeting.

The amounts of the retainers and fees approved for the Directors were determined by the Board upon the recommendation of the Compensation Committee. The Compensation Committee believes the amount of compensation is appropriate in light of the time and effort required from the Directors.

Director Compensation Table

The following table provides information regarding compensation earned by the Directors during the financial year ended December 31, 2015. The fees earned include fees earned for being a member of the Special Committee that was formed on May 11, 2015 to conduct a strategic review in respect of Granite and Granite’s senior management and the alternatives available to best enhance the long-term interests of Granite’s Unitholders and other stakeholders. The Special Committee, and in particular the Chair, devoted significant time and effort to conducting the strategic review process and addressing matters associated with Chief Executive Officer succession.

Name(1)	Fees Earned(2) ($)	Share- Based Awards ($)(3)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(4)	All Other Compensation ($)	Total ($)
Michael Brody	179,564	62,500	—	—	—	—	242,064
Peter Dey	249,525	100,000	—	—	—	—	349,525
Barry Gilbertson	244,064	62,500	—	—	—	—	306,564
Gerald Miller	272,564	62,500	—	—	—	—	335,064
Scott Oran(5)	199,064	62,500	—	—	—	—	261,564
G. Wesley Voorheis	453,344	150,000	—	—	—	—	603,344

Notes:

(1)

Mr. Forsayeth, who was appointed as a trustee of Granite REIT and a director of Granite GP on January 19, 2016, is also a NEO. His compensation is disclosed in the “Summary Compensation Table” in the “Compensation Discussion and Analysis” section above. Mr. Heslip, who was also a NEO, resigned as a trustee of Granite REIT and a director of Granite GP on September 10, 2015. Mr. Heslip’s compensation is disclosed in the “Summary Compensation Table” in the “Compensation Discussion and Analysis” section above. Mr. Cruise was appointed as a Director on April 20, 2016 and accordingly did not receive any compensation during the financial year ended December 31, 2015.

(2)

Fees earned include fees earned for serving as a member of the Special Committee in 2015 as follows: Mr. Brody, $66,064; Mr. Dey, $104,525; Mr. Gilbertson, $72,064; Mr. Miller, $78,064; Mr. Oran, $66,064; and Mr. Voorheis, $288,344. Of the aggregate fees earned, the following Directors elected to receive, in lieu of cash in the following specified amounts, additional deferred share units under the Director Plans (defined in Note (3)): Barry Gilbertson — $65,000; and G. Wesley Voorheis — $165,000. These deferred share unit amounts are in addition to the amounts shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in deferred share units pursuant to Granite’s trustee and director compensation program.

(3)

Effective November 3, 2003, Granite Co. established a deferred share unit plan for non-employee directors. In connection with the 2013 Arrangement, Granite GP adopted a similar non-employee directors’ deferred unit plan and Granite Co.’s plan was amended (these plans, collectively, the “Director Plans”). The Director Plans provide for a deferral of up to 100% of each Director’s total annual cash remuneration from Granite Co. and Granite GP, as applicable, at specified levels elected by each Director, until such Director ceases to be a director (or officer or employee) of Granite Co. or Granite GP, as applicable, or of any affiliate of Granite Co. or Granite GP, as applicable, for any reason. The amounts deferred are reflected in notional deferred share units whose value in the case of deferred share units credited under the Granite Co. plan prior to January 3, 2013 depended on the fair market value of the Granite Co. common shares, and whose value under both Director Plans from and after January 3, 2013 depends on the fair market value of preferred shares of Granite Co. Based on the terms of the Granite Co. preferred shares, it is expected that the fair market value of those shares will generally track the value of Stapled Units. The value of a deferred share unit will appreciate or depreciate with changes in the value of these preferred shares. The Director Plans also take into account any distributions paid on the Stapled Units from and after January 3, 2013 in that they provide for the crediting of additional deferred share units to Directors’ accounts in respect of such distributions. Similarly, prior to January 3, 2013, the Granite Co. directors’ deferred share unit plan provided for the crediting of additional deferred share units in respect of dividends paid on the common shares of Granite Co. The Director Plans also allow for discretionary grants of deferred share units in addition to the deferred share units credited to a Director pursuant to his or her election to defer their remuneration as described above. Under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued deferred share units, which, in turn, depends on the value of the Granite Co. preferred shares at that time, net of withholding taxes. The grant date fair value of a deferred share unit is equal to the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the deferred share unit.

(4)

None of the Directors participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with retirement.

(5)

Mr. Oran is not standing for re-election at the Meetings. In 2015, Mr. Oran attended 11 of 12 meetings of the Board, 2 of 2 meetings of the Corporate Governance and Nominating Committee of Granite GP, 4 of 4 meetings of the Audit Committee of Granite REIT and Granite GP and 15 of 15 meetings of the Special Committee.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table lists all share-based awards that are outstanding as of December 31, 2015 which have been made by Granite or one of its subsidiaries to the Directors. There are no option-based awards outstanding as of December 31, 2015 for Directors.

Name(1)	Number of deferred share units(2) (#)	Market or payout value of deferred share units(2) ($)
Michael Brody	13,887	534,788
Peter Dey	24,710	951,582
Barry Gilbertson	19,920	767,119
Gerald Miller	12,374	476,523
Scott Oran	14,326	551,694
G. Wesley Voorheis	49,912	1,922,111

Notes:

(1)

Mr. Forsayeth, who was appointed as a trustee of Granite REIT and a director of Granite GP on January 19, 2016, is also a NEO. Accordingly, Mr. Forsayeth does not receive deferred share units. Mr. Forsayeth’s compensation is disclosed in the “Summary Compensation Table” in the “Compensation Discussion and Analysis” section above. Mr. Heslip, who was also a NEO, resigned as a trustee of Granite REIT and a director of Granite GP on September 10, 2015. While serving as a trustee and director, Mr. Heslip did not receive deferred share units. Mr. Heslip’s compensation is disclosed in the “Summary Compensation Table” in the “Compensation Discussion and Analysis” section above. Mr. Cruise was appointed as a Director on April 20, 2016 and accordingly did not receive any deferred share units during the financial year ended December 31, 2015.

(2)

This figure represents or applies to all deferred share units held by the Director as of December 31, 2015. As noted under “Director Compensation — Director Compensation Table”, under the Director Plans, when a Director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued deferred share units, net of withholding taxes. Deferred share units are rounded to the nearest single unit. The indicated value is calculated by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days preceding December 31, 2015 by the applicable number of deferred share units.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

No option-based or share-based awards vested, and no non-equity incentive plan compensation was earned, during the financial year ended December 31, 2015 for Directors.

Equity Compensation Plan Information

The following table provides information on Granite’s equity compensation plans as at December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options or upon settlement of share units	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options or upon settlement of share units)
Stock option plan approved by security holders(1)	50,000	32.21	1,886,544
Executive Deferred Stapled Unit Plan approved by security holders	54,376	n/a	901,996
Total	104,376	n/a	2,788,540

Note:

(1)

No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan. No current executives or directors hold any stock options.

Description of the Executive Deferred Stapled Unit Plan

The following is a summary of the material features of the Executive Deferred Stapled Unit Plan.

Effective August 7, 2011, the Board of Granite Co. adopted the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), which is designed to provide equity-based compensation in the form of deferred stapled units to employees of Granite or any of Granite’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of Granite (the “Participants”) as determined by the Compensation Committee. The Executive Deferred Stapled Unit Plan was approved by the shareholders of Granite Co. at the annual general and special meeting held on June 13, 2012.

The Executive Deferred Stapled Unit Plan entitles a Participant to receive grants of deferred stapled units (“Grants”), at the discretion of the Compensation Committee, in the form of PSUs (each representing the right to receive one Stapled Unit or the market value thereof for each performance unit that vests as described below under “Vesting and Settlement”) or RSUs (each representing the right to receive one Stapled Unit or the market value thereof as described below under “Vesting and Settlement” and “Grant Terms”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the Compensation Committee.

Purposes of the Executive Deferred Stapled Unit Plan

The purposes of the Executive Deferred Stapled Unit Plan are to promote a further alignment of interests between employees and the Unitholders; to associate a portion of employees’ compensation with the returns achieved by Unitholders; and to recruit and retain employees with the knowledge, experience and expertise required by Granite.

Securities Issuable

Up to 1,000,000 previously unissued Stapled Units may be issued under the Executive Deferred Stapled Unit Plan, representing approximately 2.1% of Granite’s outstanding Stapled Units as of April 30, 2016. As at April 30, 2016, 98,869 Stapled Units had been issued under settled RSUs, and 40,357 Stapled Units were issuable under outstanding RSUs, representing 0.2%, and 0.1%, respectively, of the number of outstanding Stapled Units. Accounting for RSUs previously settled, and assuming the settlement of all outstanding RSUs in previously unissued Stapled Units, 860,774 Stapled Units remain available to be issued under the Executive Deferred Stapled Unit Plan as of April 30, 2016, representing approximately 1.8% of Granite’s outstanding Stapled Units as of April 30, 2016. As at April 30, 2016, no PSUs had been issued.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Stapled Units which would be greater than 1% of all Stapled Units outstanding. In addition: (i) the number of Stapled Units issuable to insiders of Granite at any time, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to any insiders, within any one year period, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units.

Vesting and Settlement

A deferred stapled unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Stapled Units), in Stapled Units delivered from a trust established to acquire and hold Stapled Units purchased from third parties or in previously unissued Stapled Units issued by Granite, or any combination thereof, as determined by the Compensation Committee. Market value for the purposes of settling a deferred stapled unit in cash on any settlement date shall generally be based on the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the settlement date. Vesting conditions in respect of a Grant are determined by the Compensation Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of deferred stapled units included in a Grant at the time the Grant is made where a multiplier applies to such deferred stapled units based on the extent to which such vesting conditions are met.

The Executive Deferred Stapled Unit Plan also provides for the accrual of dividend/distribution equivalent amounts based on dividends/distributions paid on the Stapled Units.

Grant Terms

The Compensation Committee determines the terms and conditions of Grants to any Participant, including, without limitation: the type of deferred stapled unit; the number of RSUs or PSUs subject to a Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any deferred stapled units granted, including terms relating to performance conditions to be met, conditions relating to continued service with Granite or its affiliate; any multiplier that may apply to deferred stapled units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of deferred stapled units that vest being more or less than the number of deferred stapled units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any deferred stapled unit will be waived or accelerated, without any further action by the Compensation Committee; the circumstances in which a deferred stapled unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a deferred stapled unit; whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a deferred stapled unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a deferred stapled unit have been satisfied or shall be waived or modified. The Executive Deferred Stapled Unit Plan provides that the number of deferred stapled units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability events prior to the vesting date of any Grant, such Participant’s deferred stapled units will thereupon become vested in an amount equal to the product of (i) the number of deferred stapled units which have not previously vested plus any dividend/distribution equivalent deferred stapled units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between (A) the first day of the relevant vesting period or, if the deferred stapled units are subject to more than one vesting date in a single vesting period, the most recent vesting date that precedes the date of termination, death or disability and (B) the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months between the date determined for the purposes of clause (A), above, and the last day in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no deferred stapled units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend/distribution equivalent deferred stapled units in respect of such deferred stapled units, shall vest, and all such deferred stapled units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Deferred Stapled Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any deferred stapled units.

Amendment of the Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Unitholders. Such changes could include accelerating the vesting of a Grant. Notwithstanding the foregoing, the Executive Deferred Stapled Unit Plan or any Grant may not be amended without Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding deferred stapled units;

(b)	permit a Participant to transfer or assign deferred stapled units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Stapled Units that may be issued to insiders above the restrictions contained in the Executive Deferred Stapled Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Deferred Stapled Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Deferred Stapled Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant, if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

As at April 30, 2016, there was no indebtedness owing to Granite or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, trustees, directors or employees of Granite or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2015 was a trustee, a director or executive officer of Granite, no Proposed Trustee or Proposed Director, and no associate of any such trustee, director, executive officer, Proposed Trustee or Proposed Director (i) is, or at any time since January 1, 2015 has been, indebted to Granite or any of its subsidiaries under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness, excluding routine indebtedness, that is, or at any time since January 1, 2015 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries under a securities purchase program or any other program.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Granite, as at April 30, 2016, no trustee, director or officer of Granite, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Granite or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of Granite, any Proposed Trustee or Proposed Director, nor any of their respective associates: (a) has had a direct or indirect material interest in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Granite or any of its subsidiaries; or (b) has any material interest in any matter to be acted upon at the Meetings other than the election of trustees of Granite REIT and directors of Granite GP.

MANAGEMENT CONTRACTS

During Granite’s most recently completed financial year, no management functions of Granite or any subsidiary of Granite were to any substantial degree performed by a person or company other than the trustees, directors or executive officers of Granite.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Granite has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Boards of Granite REIT and Granite GP function independently of Management. The following describes Granite’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

Granite is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the NYSE and the SEC. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the guidelines contained in National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”). Granite’s website, www.granitereit.com, contains various charters and policies that have been adopted by Granite pursuant to corporate governance requirements and guidelines, as well as information on its compliance with the NYSE’s corporate governance standards. Management, the Corporate Governance and Nominating Committee of the Board of Granite GP and the Boards will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to Granite’s corporate governance structures and procedures as required from time to time.

In this Statement of Corporate Governance Practices Section, references to the “Board” or “Boards” refer to the board of trustees of Granite REIT and/or the board of directors of Granite GP, as applicable.

The following is a statement of Granite’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Board of Trustees of Granite REIT and Board of Directors of Granite GP

The Boards of Granite REIT and Granite GP are comprised of the same eight individuals. It is the policy of Granite that a majority of Board members be “independent” (as defined in National Instrument

52-110 — Audit Committees (“NI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Boards have considered the circumstances of each of their current members and have concluded that seven of such members (Messrs. Voorheis, Dey, Brody, Cruise, Gilbertson, Miller and Oran) are “independent” based on the applicable tests. In reaching this conclusion, the Boards determined that each such trustee or director is free from any direct or indirect material relationship — being a relationship which could reasonably interfere with the trustee’s or director’s independent judgment — with Granite. Mr. Forsayeth, the CEO of Granite REIT and Granite GP, is a member of Management and, as a result, not an independent trustee or director. Mr. Voorheis is currently the chairman of each of the Boards (the “Chairman”), and Mr. Dey is currently the vice-chairman of each of the Boards.

Mr. Oran will not be standing for re-election at the Meetings. Of the seven individuals nominated for election as trustees and directors of Granite at the Meetings, the following six, constituting a majority of such nominees, are independent: Messrs. Voorheis, Dey, Brody, Cruise, Gilbertson and Miller.

The Boards are committed to facilitating open and candid discussion among their independent trustees and directors. An in camera session of independent trustees and directors is scheduled at each Board meeting to provide the independent trustees and directors the opportunity to discuss matters without Management present. The independent trustees and directors met without Management present at all of the regularly scheduled Board meetings held in 2015. Meetings of independent trustees and directors are also separately called as necessary. Granite believes that the current Board size facilitates direct and immediate communication among independent trustees and directors (and between such trustees and directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Boards held a total of 12 meetings in 2015. The attendance record of each proposed trustee and director and the names of any reporting issuer for which a Granite trustee or director is also a director are detailed above under “Matters to be Acted Upon at the Meetings — Election of Trustees of Granite REIT”.

Board Mandates

Granite REIT

In general, the Board of Granite REIT is responsible for the stewardship of Granite REIT (which is a limited partner of Granite REIT Holdings Limited Partnership (“Granite LP”), the principal subsidiary of Granite). As a limited partner of Granite LP, the activities of the Board of Granite REIT are more limited than those of the Board of Granite GP. The Board of Granite REIT oversees the affairs of Granite REIT and establishes and approves overall policies for Granite REIT as required. The Board of Granite REIT operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “A” to this Circular), as well as the Granite REIT Declaration of Trust and applicable law. According to its charter, the Board of Granite REIT bears principal responsibility for, among other things:

•	reviewing reports of the Corporate Governance and Nominating Committee from time to time concerning Granite REIT’s approach to governance;

•	reviewing Granite REIT’s disclosure policy and compliance with it periodically, and approving any material amendments to the policy;

•	communicating with Unitholders through approving an annual report, an annual information form, quarterly interim reports and periodic press releases; and

•	appointing an audit committee and other committees of the Board of Granite REIT as considered appropriate from time to time.

Granite GP

In general, the Board of Granite GP is responsible for the stewardship of Granite GP (which acts as general partner of Granite LP, the principal subsidiary of Granite) and the establishment of Granite’s strategic direction. The Board of Granite GP oversees the business and affairs of Granite GP and the day to day conduct of business by Management, establishes and approves overall corporate policies as required and involves itself jointly with Management in pursuing the creation of Unitholder value and preserving and protecting Granite’s assets. The Board of Granite GP operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “B” to this Circular), as well as Granite GP’s articles and applicable law. According to its charter, the Board of Granite GP bears principal responsibility for, among other things:

•	reviewing reports of the Corporate Governance and Nominating Committee from time to time concerning Granite GP’s approach to governance;

•	reviewing Granite GP’s disclosure policy and compliance with it periodically, and approving any material amendments to the policy;

•	communicating with Unitholders through approving an annual report, annual information form, quarterly interim reports and periodic press releases;

•	appointing an audit committee and other committees of the Board of Granite GP as considered appropriate from time to time;

•

periodically reviewing and, if advisable, approving Granite’s strategic planning process and Granite’s strategic plan; in discharging this responsibility, the Board of Granite GP shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

•

periodically reviewing and, if advisable, approving Granite’s business and capital plans as well as policies and processes generated by Management relating to the authorization of major investments and significant allocation of capital;

•	periodically reviewing reports of the Compensation Committee concerning Granite’s approach to executive compensation; and

•	reviewing reports provided by the Audit Committee of principal risks associated with Granite’s business and operations and the systems implemented to manage these risks.

Board Committees

Compensation Committee of Granite GP

Information about the Compensation Committee can be found above in the sections entitled “Compensation Discussion and Analysis” and “Trustee/Director Compensation”.

Corporate Governance and Nominating Committee of Granite GP

Following completion of the 2013 Arrangement, the Board of Granite GP formed a Corporate Governance and Nominating Committee which is currently composed of Messrs. Dey (Chair), Brody, Oran and Voorheis, all of whom are considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards.

The Corporate Governance and Nominating Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the Corporate Governance and Nominating Committee charter is posted on Granite’s website, www.granitereit.com.

Responsibilities of the Corporate Governance and Nominating Committee include (i) the nomination of persons for election to the Boards; and (ii) the corporate governance of Granite. Granite believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of Granite REIT and Granite GP in the best interests of Granite REIT and Granite GP. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Boards and the executive team.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the Corporate Governance and Nominating Committee on behalf of and for the Board.

In exercising its powers and discharging its duties, the Corporate Governance and Nominating Committee shall:

•

periodically undertake an examination of the size of the Boards and standards of independence, with a view to determining the impact of the number of trustees and directors (including the number of independent trustees and directors) on the effectiveness of the Boards and the ability of the Boards to act independently of Management in fulfilling their respective duties, and recommend to the Boards, if necessary, a reduction or increase in the size of the Boards and/or the number of independent trustees and directors;

•

in consultation with the Chairman of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties and working effectively together as a unit;

•

review the disclosure in Granite’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Boards regarding any reports required or recommended on corporate governance;

•	periodically review the disclosure policy of Granite, any proposed material amendments to which shall be recommended to the Boards;

•	review, monitor and make recommendations regarding new trustee and director orientation and the ongoing development of existing trustees and directors;

•

review from time to time, as required, the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chairman of the Boards, the Chair of each committee of the Boards and the CEO, and where necessary recommend changes to the Boards;

•	monitor conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct; and

•	if applicable, promptly consider any resignation offer from a member of the Boards and make a recommendation to the Boards pursuant to the majority voting policy of Granite.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the Corporate Governance and Nominating Committee charter, the Corporate Governance and Nominating Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Boards trustee and director nominees for the next annual general meetings of holders of REIT Units and holders of GP Shares.

The Corporate Governance and Nominating Committee shall, annually or as required, recommend to the Board the individual trustees and directors to serve on the various committees of the Boards and as Chair of the various committees of the Boards.

In making its recommendations, the Corporate Governance and Nominating Committee shall consider the competencies and skills that the Board considers to be necessary for the Board of Granite REIT and the Board of Granite GP as a whole to possess, the competencies and skills that the Board considers each existing trustee and director to possess, and the competencies and skills each new nominee will bring to the boardroom, as well as the objectives of the Diversity Policy of Granite. The Corporate Governance and Nominating Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

The Board believes that diversity is important to ensure that Board members provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with relevant competencies and skills can play in contributing to diversity of perspective in the boardroom.

On May 6, 2015, the Boards adopted a Diversity Policy, which includes provisions relating to the identification and nomination of women trustees and directors. It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Boards. The Policy provides that in reviewing composition of the Boards and identifying suitable candidates for nomination for election to the Boards, candidates will be selected based on merit and against objective criteria, and due consideration will be given to diversity in identifying candidates and selecting candidates. There are currently no women on the Boards. In order to promote the specific objective of gender diversity, the selection process for nominees for election to the Boards will include female candidates. Granite has not adopted a target regarding women on the Board as the Board believes that such arbitrary targets are not in the best interests of Granite. The Policy provides that the Corporate Governance and Nominating Committee will periodically assess the effectiveness of the Board nomination process at achieving Granite’s diversity objectives.

In March 2016, the Corporate Governance and Nominating Committee considered and discussed with the full Board the competencies and skills that the Board considers to be necessary for the Board of Granite REIT and the Board of Granite GP as a whole to possess, the competencies and skills that the Board considers each existing trustee and director to possess, and ways in which the Board could be supplemented, including with a view to achieving progress on the Board’s diversity objectives. Since that time and as part of this initiative, Brydon Cruise was appointed as a trustee and director on April 20, 2016 and the Board has been actively considering other potential additions to the Board.

Assessments

The Corporate Governance and Nominating Committee, in consultation with the Chairman, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The Corporate Governance and Nominating Committee will, from time to time, review the Board charters and the charters for each committee of the Boards, together with the position descriptions of the Chairman of each of the Boards, the Chair of each committee of the Boards and the CEO, and where necessary recommend changes to the Boards. The Corporate Governance and Nominating Committee most recently conducted such a review in March 2016.

In carrying out its assessment function, the Corporate Governance and Nominating Committee solicits feedback from trustees and directors as well as all executive officers on the performance of the Boards as a whole, as well the performance of each committee and the contributions of each individual Board member. The feedback covers a broad range of topics, including but not limited to: Board and committee priorities, responsibilities, operations and effectiveness, as well as on trustees’ and directors’ individual skills and contributions.

The Corporate Governance and Nominating Committee considers the results of recent Board effectiveness assessments when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Boards and the committees.

The term of office of each of Granite’s trustees and directors expires not later than the next annual general meeting of unitholders and the next annual general meeting of shareholders, respectively. The Board has not established term limits for its trustees and directors. Granite believes that applying term limits may cause the Board to lose valuable contributors who have enhanced and helped to guide Granite’s business to the benefit of Unitholders. Granite’s Board believes its effectiveness assessment process provides a reliable means to identify and address individual performance concerns and that its nominations process requires regular consideration of the optimal mix of skills, diversity and experience.

Audit Committee of Granite REIT and Granite GP

The Audit Committee of each of Granite REIT and Granite GP is currently composed of Messrs. Miller (Chair), Gilbertson and Oran, all of whom are considered by the Boards to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. The Boards have also determined that Mr. Miller, the Chairman of each Audit Committee, is a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committees are financially literate, as such term is defined in NI 52-110.

The Audit Committees each operate pursuant to a written charter, as well as the Granite REIT Declaration of Trust (in the case of Granite REIT) and the articles of Granite GP (in the case of Granite GP) and applicable law. The full text of the Audit Committee charters is posted on Granite’s website, www.granitereit.com, and is attached as an appendix to Granite REIT’s Annual Information Form dated March 2, 2016.

In accordance with the Audit Committee charters, each Audit Committee shall oversee the accounting and financial reporting processes of Granite and the audits of Granite’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to each Audit Committee Charter, the Audit Committee shall, among other things:

•	oversee Granite’s financial statements and financial disclosures;

•

review the annual audited and interim combined financial statements of Granite REIT and Granite GP, the external auditor’s audit or review report thereon and the related management’s discussion and analysis of Granite’s financial condition and results of operation (“MD&A”); after completing its review, and if advisable, the Audit Committee shall recommend for Board approval such financial statements and the related MD&A;

•

review and, if advisable, recommend for Board approval financial disclosure in a prospectus or other securities offering document of Granite, press releases disclosing, or based upon, financial results of Granite and any other material financial disclosure in a document to be publicly disseminated;

•	oversee the work of the Auditor, including the external Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

•	review and, if advisable, select and recommend for Board approval the external auditor to be nominated and the compensation of the Auditor; and

•	periodically discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Audit Committee.

Before the Auditor issues its report on annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and Granite; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered professional accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms, including the Auditor’s audit plan.

Each Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

Each Audit Committee is responsible for overseeing the identification and assessment of the principal risks to the operations of Granite REIT or Granite GP and the establishment and management of appropriate systems to manage such risks.

Each Audit Committee is also responsible for: pre-approval of non-audit services by the external Auditor; approving Granite’s hiring policies for partners, employees and former partners and employees of the present and former external Auditor; and review, evaluation and approval of appropriate systems of internal controls in accordance with applicable law.

Further information relating to the Audit Committees, including disclosure required under NI 52-110, can be found under the heading “Audit Committee” in the annual information form of Granite REIT dated March 2, 2016 available on SEDAR at www.sedar.com.

Position Descriptions

Chairman of the Board

Each of the Boards has developed a written position description for the Chairman of the Board. The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chairman is responsible for:

•	providing leadership to foster the effectiveness of the Board;

•	ensuring there is an effective relationship between the Board and the executive team, including by acting as a liaison between the Board and the executive team;

•	acting as an advisor to the executive team in matters concerning the interests of Granite;

•	ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointment to such committees;

•	in consultation with the other members of the Board and the CEO, preparing the agenda for each meeting of the Board;

•	ensuring that trustees or directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Boards;

•

chairing Board meetings and sessions of independent trustees or directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors or trustees, and confirming that decisions are reached and accurately recorded;

•	chairing all unitholder and shareholder general meetings;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Boards as a whole, the Boards’ committees and individual trustees or directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•	consulting with the Corporate Governance and Nominating Committee on candidates for nomination or appointment to the Boards;

•

working with the CEO to ensure that each Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the CEO any issues that are preventing the Board from being able to carry out its responsibilities; and

•	providing additional services required by the Boards.

Chair of Each Board Committee

Position descriptions for the Chairs of the Audit Committee of each Board, the Compensation Committee of the Board of Granite GP and the Corporate Governance and Nominating Committee of the Board of Granite GP which set out the key responsibilities of each Chair of these committees have also been approved by the applicable Boards. Each Chair is an independent trustee or director and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of his or her particular committee. In fulfilling his or her duties, the chair of a committee is responsible for:

•	providing leadership to foster the effectiveness of the committee;

•	ensuring there is an effective relationship between the applicable Board(s) and the committee;

•	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

•

ensuring that an appropriate charter for the committee is in effect and assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to such committee’s charter;

•	taking the principal initiative in scheduling meetings of the committee;

•	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

•	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

•

chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•

working with the CEO to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the CEO any issues that are preventing the committee from being able to carry out its responsibilities; and

•	providing additional services required by the Board and the committee.

Chief Executive Officer

The Boards have developed a written position description and mandate for the CEO. The CEO is primarily responsible for the overall management of the business and affairs of Granite REIT and Granite GP. In this capacity, the CEO shall establish the strategic and operational priorities of Granite and provide leadership for the effective overall management of Granite. The CEO is directly responsible to the Unitholders, through the Boards, for all activities of Granite.

In fulfilling his or her duties, the CEO is responsible for:

•	developing for the Granite GP Board’s approval a long-term strategy and vision for Granite that is consistent with creating securityholder value;

•	developing for the Granite GP Board’s approval annual business plans and budgets that support Granite’s long-term strategy;

•	consistently striving to achieve Granite’s short and long-term financial and operating goals and objectives;

•	providing leadership and vision, and maintaining a high level of employee morale and incentive, with a view to ensuring the implementation of Granite’s strategy;

•	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

•	developing and incentivizing the executive officers of Granite and providing overall management to ensure the effectiveness of the leadership team;

•

making recommendations to Granite GP’s Compensation Committee respecting the appointment of all senior management reporting directly to the Chief Executive Officer, and all other officers appointed by the Granite GP Board, after consideration of the objectives of Granite’s Diversity Policy;

•

making recommendations to Granite GP’s Compensation Committee respecting the compensation and other terms of employment of all senior management reporting directly to the Chief Executive Officer, and all other officers appointed by the Granite GP Board;

•	ensuring that succession plans are in place for Granite which reflect consideration of the objectives of Granite’s Diversity Policy;

•	serving as Granite’s chief spokesperson and ambassador;

•

ensuring compliance by Granite with all applicable laws, rules and regulations, as well as Granite’s Code of Conduct and Ethics and any other policies of the Board of Granite REIT or the Board of Granite GP in effect from time to time; and

•

ensuring that each of the Boards remains fully informed through direct communication with the Chairman of such Board for all significant matters, and dealing with such Boards in a manner that ensures that such Boards are able to provide the best counsel and advice possible.

Orientation and Continuing Education

Granite ensures that new Board members are provided with a basic understanding of Granite’s business, the role of the Boards, their committees and their trustees and directors to assist them in contributing effectively to the Boards. This is accomplished in part through the provision of access to an online trustee/director resource centre containing comprehensive trustee/director orientation information as well as historical disclosure materials. This online trustee/director resource centre is also periodically updated with publications and other information relevant to the continuing education of the trustees and directors of Granite. In addition, Board members routinely engage in discussions with executives, periodically participate in site visits to certain of Granite’s properties in both North America and Europe and engage in educational sessions with experts that are relevant to Granite’s business and the environment in which it operates. Over the last year, the Board received presentations from guest speakers who provided outside perspectives on topics including: diversity, director term limits and other board renewal mechanisms, clawbacks, cyber risk and Granite’s IFRS valuation process.

The Corporate Governance and Nominating Committee of the Board of Granite GP is responsible for reviewing, monitoring and making recommendations regarding trustee and director orientation and the ongoing development of existing trustees and directors.

Ethical Business Conduct

The Boards have adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and trustees and directors. A copy of the Code of Conduct is posted on Granite’s website, www.granitereit.com, and will be sent free of charge to any person upon request in writing addressed to the Secretary at Granite’s principal executive offices set out in this Circular. The Corporate Governance and Nominating Committee of the Board of Granite GP is charged with monitoring conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee(s) and will be publicly disclosed if required by applicable law, rules and regulations. There have been no such waivers to date.

In order to ensure compliance with the Code of Conduct, employees of Granite who become aware of a violation of the Code of Conduct by others within Granite or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which Granite has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Boards have also adopted an Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of Granite’s securities, with which all officers, trustees, directors and employees of Granite and its subsidiaries are expected to comply and a Disclosure Policy to ensure that communications to the public regarding Granite are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The

Boards have also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favours, or any other thing of value, directly or indirectly, to any government official.

Granite is committed to ensuring that each time the Boards act on any particular transaction, each trustee or director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with Granite or its subsidiaries, affiliates or controlling Unitholders generally. When any transaction is voted on by the Boards, Granite adheres to the requirements of the Granite REIT Declaration of Trust and applicable law that a trustee, director or officer of Granite who: (a) has a material interest in a material contract or transaction with Granite; or (b) is a director or an officer of, or has a material interest in, a person who has a material interest in a material contract or transaction with Granite, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate or between Granite REIT and Granite GP, shall not attend any part of a meeting of trustees or directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Boards ensure that trustees and directors act with a view to the best interests of Granite and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

Risk Management Oversight

The Audit Committee of each of Granite REIT and Granite GP is entrusted with responsibility for overseeing the identification and assessment of the principal risks to the operations of Granite and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to Unitholders and to the long-term viability of Granite. Each Audit Committee performs this function pursuant to a written charter as described under “Audit Committee of Granite REIT and Granite GP”. Each Audit Committee requires management to report periodically to the Audit Committee, and each Committee reports periodically to the Board, on the principal risks faced by Granite and the steps implemented by management to manage these risks.

In fulfilling this risk oversight responsibility, the Audit Committee reviews a risk matrix prepared and presented by management to the Audit Committee on a quarterly basis. This risk matrix identifies risks to Granite and assesses the probability of the risks occurring and the severity of the impact, should they occur. The Audit Committee also dedicates a full meeting each year to a risk review.

Pursuant to the Board charters, Granite’s Boards are responsible for verifying that internal, financial, non-financial and business control and management information systems have been established by management.

Succession Planning

The Board of Granite GP is responsible for developing and periodically reviewing the succession plans of Granite for the Chairman, the CEO and the other key executive officers of Granite, including the appointment, training and monitoring of such persons, with consideration to the objectives of Granite’s Diversity Policy. In 2015, the Board of Granite GP delegated the responsibility for a CEO succession plan to the Special Committee and on March 31, 2016, Michael Forsayeth was appointed as Chief Executive Officer. The Board has delegated to the Compensation Committee responsibility for periodically reviewing and making recommendations to the Board with respect to general succession planning matters and executive development programs.

It is an objective of Granite’s Diversity Policy that diversity be considered in connection with succession planning and the appointment of members of Granite’s executive management. The Board believes that diversity is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite has one female executive officer, representing approximately 17% of the total number of executive officer positions. Granite has not adopted a target regarding women in executive officer positions as the Board believes that such arbitrary targets are not in the best interests of Granite.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the joint Notice of Meetings or of any other matters that are to be presented for action at the Meetings other than those described in the Joint Notice of Meetings.

Information stated in this Circular is dated as at April 30, 2016 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Boards.

ADDITIONAL INFORMATION

Granite files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in Granite’s combined financial statements and management’s discussion and analysis for its most recently completed financial year.

Unitholders may also request copies of these documents from Granite’s Secretary by mail addressed to the General Counsel and Secretary of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at jtindale@granitereit.com.

Michael Forsayeth	Jennifer Tindale
Chief Executive Officer/ Chief Financial Officer	Executive Vice-President, General Counsel and Secretary

APPENDIX “A”

BOARD CHARTER OF GRANITE REAL ESTATE INVESTMENT TRUST

GRANITE REAL ESTATE INVESTMENT TRUST

BOARD OF TRUSTEES CHARTER

Purpose

The members of the Board of Trustees (the “Board”) of Granite Real Estate Investment Trust (the “Trust”) have the duty to supervise the management of the business and affairs of the Trust. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Trust. The Board shall be responsible for exercising its powers and taking such actions as may be necessary or desirable in order to comply with the provisions of the Declaration of Trust of the Trust.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of trustees; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Declaration of Trust of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, and financial position and performance. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee of the Board of Directors of Granite REIT Inc. (the “Company Board”).

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent trustee.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Corporate Governance

General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee of the Company Board concerning the Trust’s approach to corporate governance.

Trustee Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee of the Company Board that evaluate the trustee independence standards established by the Board (including the definition of independence and the proportion of independent trustees) and the Board’s ability to act independently of management in fulfilling its duties.

Board of Trustees Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Trust. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the Board shall consider the matter. The Board, in conjunction with the Chief Executive Officer and General Counsel, shall periodically review the Trust’s Disclosure Policy, including measures for receiving feedback from the Trust’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Unitholders

The Trust endeavors to keep its unitholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Trust shall maintain on its website a contact email address that will permit unitholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the Audit Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved a charter for the Audit Committee and shall approve charters for any Board committees created in the future.

Delegation to Committees

The Board has delegated to the Audit Committee those duties and responsibilities set out in the Audit Committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of the Audit Committee and the members and a chair of any other Board committee.

Meetings and Resources

Meeting Participation

Each trustee is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such trustee is a member. Trustees will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Trustees may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite REIT Inc.).

Access to Management and Outside Advisors

The Board shall have unrestricted access to employees of Granite REIT Inc. and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Trust shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Recommendations of Committees of the Company Board

The Board shall receive and consider any recommendations made to it by the Corporate Governance and Nominating Committee of the Company Board with respect to trustee nominations for each annual meeting of unitholders of the Trust and any recommendations made to it by the Compensation Committee of the Company Board with respect to the remuneration to be paid to, and the benefits to be provided to, trustees of the Trust.

Management

Position Descriptions for Trustees

The Board has approved position descriptions for the Chair and the chair of the Audit Committee. The Board shall review such position descriptions from time to time, as required.

Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities.

APPENDIX “B”

BOARD CHARTER OF GRANITE REIT INC.

GRANITE REIT INC.

BOARD OF DIRECTORS CHARTER

Purpose

The members of the Board of Directors (the “Board”) of Granite REIT Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee.

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall periodically review and, if advisable, approve the Company’s strategic planning process and the Company’s strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

Business and Capital Plans

The Board shall periodically review and, if advisable, approve the Company’s business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

Risk Management

General

The Board shall periodically review reports provided by the Audit Committee of principal risks associated with the Company’s business and operations and the systems implemented to manage these risks.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

General

The Board shall periodically review a report of the Compensation Committee concerning the Company’s approach to executive compensation.

Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the Chief Executive Officer and other key executive officers, including the appointment, training and monitoring of such persons, with consideration to the objectives of the Diversity Policy of the Company and Granite Real Estate Investment Trust (the “Trust”).

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee concerning the Company’s approach to corporate governance.

Director Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently of management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code, and shall review any reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the Board shall consider the matter. The Board, in conjunction with the Chief Executive Officer and the General Counsel, shall periodically review the Company’s Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the following committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee established in the future.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of each committee and a chair of the Compensation Committee and the Corporate Governance and Nominating Committee, after receiving recommendations from the Corporate Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each director is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Directors may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than the Trust).

Access to Employees and Outside Advisors

The Board shall have unrestricted access to employees of the Company, and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. The Board shall review such position descriptions from time to time, as required.

Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the organizational goals and objectives that the Chief Executive Officer has responsibility for meeting. The Board shall periodically review a report of the Compensation Committee reviewing this position description and such organizational goals and objectives.

Appointment and Terms of Employment of Other Officers

The Board shall review the recommendations of the Compensation Committee respecting the appointment and terms of employment of all senior management reporting directly to the Chief Executive Officer, and all other officers appointed by the Board and, if advisable, after consideration of the objectives of the Diversity Policy of the Company and the Trust, approve, any such appointment.